Exhibit 99.1
AirMedia Announces Management Change at its Traditional Media in Airports Business
Beijing, China — March 18, 2010 — AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Dr. Li Zeng, the Company’s vice president, will supervise its business of traditional media in airports going forward. AirMedia also announced that Mr. Ken Zijian Zeng has stepped down as executive president, and will serve as AirMedia’s consultant.
Mr. Ken Zijian Zeng joined the Company in January 2008. During his tenure, Mr. Ken Zijian Zeng led the Company’s entry into traditional media in the airports of Beijing, Shenzhen and Wenzhou, and was in charge of the Company’s overall operation of traditional media in airports.
“We would like to thank Ken for his contributions to AirMedia and look forward to his ongoing contribution to AirMedia in a consulting capacity,” remarked Herman Guo, chairman and chief executive officer of AirMedia. “Given Dr. Zeng’s depth of knowledge of media and advertising, I have strong confidence in the continued improvement in sales of our traditional media in airports in 2010.”
About Dr. Li Zeng
Dr. Li Zeng has served as vice president of AirMedia since January 2009, in charge of Beijing AirMedia City Outdoor Advertising Co., Ltd., a company that AirMedia acquired in January 2010. Prior to joining AirMedia, Dr. Zeng was the founder and CEO of Beijing AirMedia City Outdoor Advertising Co., Ltd. Prior to that, Dr. Zeng served as executive vice president and chief editor of the China Youth & Children Audio-Visual Publishing House from 2001 to 2005. In the meantime, he was also the assistant to president of the China Youth Magazine. From 1997 to 2001, Dr. Zeng served as the head of the rights and benefits department of the Central Committee of the Communist Youth League of China. Dr. Zeng received his doctor’s degree in law from the Party School of the Central Committee of the Communist Party of China.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 out of the 30 largest airports in China. AirMedia also operates digital frames in 32 major airports, including the 15 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the three largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics such as the H1N1 flu, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com